EXHIBIT 12.1

SUMMIT MIDSTREAM PARTNERS, LP
RATIO OF EARNINGS TO FIXED CHARGES

	SMLP					Initial Predecessor
	Year ended December 31,				Period from September 3, 2009 to December 31, 2009	Period from January 1, 2009 to September 3, 2009
	2013	2012	2011	2010
	(In thousands)
Earnings: (1)
Income before income taxes	$44,365	$42,408	$38,646	$8,296	$(6,599)	$(829)
Add (deduct):
Fixed charges	23,758	15,791	6,579	70	9	247
Capitalized interest	(4,209)	(2,784)	(3,362)	—	—	—
Total Earnings	$63,914	$55,415	$41,863	$8,366	$(6,590)	$(582)
Fixed charges: (1)
Interest expense	$19,173	$12,766	$3,054	$—	$—	$247
Capitalized interest	4,209	2,784	3,362	—	—	—
Estimate of interest within rental expense	376	241	163	70	9	—
Total fixed charges	$23,758	$15,791	$6,579	$70	$9	$247

Ratio of earnings to fixed charges	2.69	3.51	6.36	119.51	(732.22) (2)	(2.36) (3)
__________
(1) For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges and capitalized interest. Fixed charges consist of interest expensed and capitalized, amortization of deferred loan costs and an estimate of interest in rent expense.
(2) The ratio of earnings to fixed charges was less than 1:1 for the period from September 3, 2009 to December 31, 2009. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $6.6 million of earnings for the period from September 3, 2009 to December 31, 2009.
(3) The ratio of earnings to fixed charges was less than 1:1 for the period from January 1, 2009 to September 3, 2009. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $0.8 million of earnings for the period from January 1, 2009 to September 3, 2009.

EXH 12.1-1